As filed with the Securities and Exchange Commission on June 18, 1999
                                                   Registration No. 333-77595
 =============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------
                               Amendment No. 1 To
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933
                           ---------------------------

                               Sigma Designs, Inc.
             (Exact name of Registrant as specified in its charter)
                           ---------------------------

        CALIFORNIA                      7372                  94-2848099
(State or other jurisdiction     (Primary Standard         (I.R.S. Employer
    of incorporation or       Industrial Classification  Identification Number)
       organization)                Code Number)

                                 355 Fairview Way
                            Milpitas, California 95035
                                (408) 262-9003
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                           ---------------------------

                                   Thinh Q. Tran
                        President and Chief Executive Officer
                               Sigma Designs, Inc.
                                 355 Fairview Way
                            Milpitas, California 95035
                                (408) 262-9003
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                           ---------------------------
                                   Copies to:
                               David J. Segre, Esq.
                         Wilson Sonsini Goodrich & Rosati
                             Professional Corporation
                               650 Page Mill Road
                         Palo Alto, California 94304-1050
                                 (650) 493-9300
                           ---------------------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration
Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If the only securities being delivered pursuant to this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                          ---------------------------

                         CALCULATION OF REGISTRATION FEE

 =============================================================================
                                           Proposed
                                           Maximum     Proposed
                                           Offering    Maximum
                             Amount to be   Price     Aggregate    Amount of
   Title of Each Class of     Registered     Per       Offering   Registration
   Securities to be Registered    (Shares)    Share(1)    Price(1)   Fee(2)
---------------------------- ------------ ---------- ------------ ------------
Common Stock, no par value       632,225      $6.44   $4,071,529       $1,132
 =============================================================================

   (1) Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices for the Common Stock as reported on the Nasdaq Stock Market on April 28,
1999, in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

   (2) The registration fee of $1,132 for the 632,225 shares of the Registrant's Common Stock covered by this prospectus as originally filed on May 3, 1999, was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.
 This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer of sale is not permitted.

                              SUBJECT TO COMPLETION
                                  PROSPECTUS
                                 632,225 SHARES
                               SIGMA DESIGNS, INC.
                                  COMMON STOCK

        This prospectus may be used only in connection with the resale, from time to time, of up to 632,225 shares of common stock of Sigma Designs, Inc., by the following selling shareholders: Preferred Hardware Distributors, Inc., JFIC, Inc., Multiventure Technologies, Inc., and Jason Chan. All of the shares covered by this prospectus are to be sold by the selling shareholders. Each selling shareholder will receive the shares upon conversion of our series c preferred stock, exercise of warrants issued in connection with the sale of the series c preferred stock, and payment of dividends. With respect to the payment of dividends, we have the option to pay dividends on the series c preferred stock in cash. The selling shareholders purchased the shares of series c preferred stock and warrants directly from us in a transaction not subject to registration with the Securities and Exchange Commission, and they will receive stock dividends, if any, in a transaction not subject to registration with the SEC. We will not receive any of the proceeds from the sale of the shares. We will, however, pay the expenses incurred in registering the shares, including legal and accounting fees.

        The shares offered by this prospectus may be offered and sold, from time to time, by the selling shareholders, or others who receive the shares pursuant to a valid transfer. These offers and sales can take place in transactions, including block transactions, on The Nasdaq Stock Market, or any other exchange on which our common stock may then be listed. The offers and sales can also take place by privately-negotiated transactions, broker-dealer transactions, exchange transactions, short sales, or other methods. Sales may be made at market prices or negotiated prices. The selling shareholders will pay for any commission expenses and brokerage fees.

        Our common stock is traded on The Nasdaq Stock Market under the symbol "SIGM." On June 15, 1999, the last sale price for our common stock as reported on The Nasdaq Stock Market was $6.125 per share.

        See "Risk Factors" on page 3 for a discussion of factors that should be considered by prospective purchasers of the shares offered by this prospectus.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
               SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF
                   THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION
                          TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    The date of this prospectus is June __, 1999

             WHERE YOU CAN FIND MORE INFORMATION ABOUT SIGMA DESIGNS

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any documents we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934:


  o Annual Report on Form 10-K for the fiscal year ended January 31, 1999;

     o Quarterly Report on Form 10-Q for the quarter ended April 30, 1999;

     o Definitive Proxy Statement relating to our Annual Meeting of Shareholders held on June 11, 1999;

  o The description of our common stock contained in the Registration Statement on Form 8-A filed with the Commission on November 3, 1986, and amended on September 22, 1989.

     You may request a copy of these filings, at no cost, by writing or telephoning Carol Kaplan, our Director of Investor Relations, at the following address:

        Sigma Designs, Inc.
        355 Fairview Way
        Milpitas, California  95035
        (408) 262-9003

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                 RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the trading price of our common stock could decline, and you may lose all or part of your investment.

     This registration statement on Form S-3 also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described below and elsewhere in this prospectus.

   We Have a History of Operating Losses and We Could Experience Future
Losses

        We incurred significant operating losses in fiscal 1995, 1996 and 1998 and had negative cash flow in fiscal 1995 and 1998. Since our introduction in November 1993 of the REALmagic moving picture experts group, commonly referred to as MPEG, product line, we have made significant investments in marketing and technological innovation for our REALmagic products. As a result of our investments, we experienced significant losses through fiscal 1996. Fiscal 1995, 1996 and 1998 also included significant losses associated with products other than those related to our REALmagic technology. Although we realized a small net profit in the first quarter of fiscal 2000, we cannot assure you that we will continue to have profits in future quarters. From our inception through April 30, 1999, our total accumulated deficit is $40,940,000. We cannot assure you that we will continue to sell our REALmagic products in substantial quantities or generate significant revenues from those sales. We cannot assure you that we will sustain profitable operations in any future fiscal quarter or fiscal year.

   In the Past We Have Been Required to Obtain Waivers of a Profitability Covenant Contained in One of Our Loan Agreements, and We May Need To Obtain Similar Waivers in the Future to Avoid Default

        We have an amended and restated business loan agreement with Silicon Valley Bank, dated October 26, 1998. Under the agreement we gave two secured promissory notes in total principal amounts of $12 million and $6 million to Silicon Valley Bank, under which we may borrow as needed.
Under the agreement and the notes, we are required to meet a profitability covenant. Since July 1997, we have, on occasion, been in violation of the profitability covenant and have obtained waivers releasing us from our obligation to meet this covenant. While we were in compliance with the covenant for the quarter ended April 30, 1999, we may need another waiver for future periods. We cannot assure you that Silicon Valley Bank will grant these waivers. If we do not meet this covenant, and if we do not obtain waivers, the loans may be in default. If we are in default, then the lender could accelerate payments on the notes and we could suffer serious harm to our business, financial condition and prospects.

Our Sales and Profitability are Subject to Marketing Risks and Volatility of Original Equipment Manufacturer Customer Sales and Resale Distribution

        Our ability to increase sales, achieve profitability and maintain REALmagic as a personal computer industry multimedia standard depends substantially on our ability to achieve a sustained high level of sales to new original equipment manufacturer customers. We have not executed volume purchase agreements with any of our customers. Our customers are not under any obligation to purchase any minimum quantity of our products. We have not achieved bundling agreements with many original equipment manufacturer customers to ensure the success of our REALmagic product line. Also, even if we achieve new design wins, we cannot assure you that personal computer manufacturers will purchase our products in substantial volumes. Sales to any particular original equipment manufacturer customer are subject to significant variability from quarter to quarter and to severe price pressures by competitors. In addition, 28% of our net sales were derived from one customer in our fiscal year ended January 31, 1999; any reduction in those sales could seriously harm us. Based on our experience in the personal computer industry, we expect that our actual sales to original equipment manufacturer customers will experience significant fluctuations. Also, estimates of future sales to any particular customer or groups of customers are inherently uncertain.

     Our ability to achieve sustained profitability also depends on a substantial increase in the sales of REALmagic products through domestic and international distributors for resale through corporate markets.
Sales to these distributors are typically subject to contractual rights of inventory rotation or price protection. The failure of distributors to achieve sustained sell-through of REALmagic products could result in product returns or collection problems. This could contribute to fluctuations in our results of operations. We cannot assure you that we will be successful in maintaining a significant market for our REALmagic products.

Our Market May Undergo Rapid Technological Change and Our Future Success Will Depend on Our Ability to Meet the Changing Needs of Our Industry

     The market for multimedia personal computer products is characterized by the following:

  o  rapidly changing technology and user preferences;

  o  evolving formats for compression of video and audio data; and

  o  frequent new product introductions.

     Even though REALmagic products and related software titles have gained initial market acceptance, our success depends, among other things, on our ability to achieve and maintain technological leadership and to remain competitive in terms of price and product performance.

        To have technological leadership, we must continue to make technological advances and research and development investments in the area of moving picture experts group standard video and audio decoding. These advances include the following:

     o  compatibility with emerging standards and multiple platforms; and

     o  improvements to the REALmagic architecture.

     We cannot assure you that we will be able to make these advancements to our REALmagic technology. If we do make these advances, we cannot assure you that we will be able to achieve and maintain technological leadership. Any material failure by us or original equipment manufacturers and software developers to develop or incorporate any required improvement could adversely affect the continued acceptance of our technology and the introduction and sale of future products based on our technology. We cannot assure you that products or technologies developed by others will not render obsolete our technology and the products based on our technology.

     To be competitive, we must anticipate the needs of the market and successfully develop and introduce innovative new products in a timely fashion. We cannot assure you that we will be able to successfully complete the design of our new products, have these products manufactured at acceptable manufacturing yields, or obtain significant purchase orders for these products. The introduction of new products may adversely affect sales of existing products and contribute to fluctuations in operating results from quarter to quarter. Our introduction of new products also requires that we carefully manage our inventory to avoid inventory obsolescence. In addition, new products, as opposed to more mature products, typically have higher initial component costs. This higher cost could result in downward pressures on our gross margins.

Our Industry is Highly Competitive and We Cannot Assure You That We Will Be Able to Effectively Compete

     The market for multimedia personal computer products is highly competitive and is driven by faster processors provided by Intel Corporation and other companies. Intel processors have, in recent years, included increased graphics functionality. Other companies with more experience and financial resources may develop a competitive product that could inhibit future growth of our REALmagic technology. Increased competition may be generated from several major computer product manufacturers that have developed products and technologies that could compete directly with REALmagic products on the personal computer platform. These competitors include:

  o  SGS Thompson Microelectronics;

  o  C-Cube Microsystems;

  o  IBM Corporation;

  o  Zoran Corporation; and

  o  LSI Logic.

        In addition, computer central processing units are becoming more powerful, so that video decoding could eventually be done in software. Most of our competitors have substantial experience and expertise in audio, video and multimedia technology and in producing and selling consumer products through retail distribution. These companies also have substantially greater engineering, marketing and financial resources than we have. Our competitors could form cooperative relationships that could present formidable competition to us. We cannot assure you that our REALmagic technology will achieve commercial success or that it will compete effectively against other interactive multimedia products, services and technologies that currently exist, are under development, or may be announced by competitors.

   Sales of Our Multimedia Products Accounted for Virtually All of Our Fiscal 1999 Net Sales and Our Future Net Sales Depend on Continued Market Demand for Multimedia Products

        Our business strategy is, and has been, to focus on REALmagic products by investing heavily in personal computer-based moving picture experts group standard technology. In the fiscal year ended January 31, 1999, sales of multimedia products accounted for virtually all of our net sales. A decline in market demand for multimedia products will seriously harm our operating results. Our present reliance on REALmagic products is further affected by the fact that multimedia product sales are concentrated in the personal computer industry. A decline in demand for personal computers could seriously harm our operating results and financial condition. In addition, one international customer accounted for 28%, 39% and 23% of revenues in the fiscal years ended January 31, 1999, 1998 and 1997.

Our Operating Results Are Subject to Significant Fluctuations Due to Many Factors and Any of These Factors Could Adversely Affect Our Stock Price

     Our operating results have fluctuated in the past and may continue to fluctuate in the future. This fluctuation is due to a number of factors, including the following and others:

  o our new product introductions and product introductions by our competitors;

  o market acceptance of our products by original equipment manufacturers, software developers and end users;

  o  the success of our promotional programs;

  o  gains or losses of our significant customers;

  o  reductions in selling prices;

  o  inventory obsolescence;

  o  an interrupted or inadequate supply of semiconductor chips;

  o  our ability to protect our intellectual property; and

  o  loss of our key personnel.

     In addition, sales to original equipment manufacturer customers are subject to significant variability from quarter to quarter. This variability depends on original equipment manufacturers' timing and release of products that incorporate our REALmagic technology, experience with sales of these products and inventory levels.

     The market for consumer electronics products is characterized by significant seasonal swings in demand. Demand typically peaks in the fourth calendar quarter of each year. We expect to derive a substantial portion of our revenues from the sales of REALmagic products in the future. The demand for our products will depend in part on the success of digital video technology. In light of this, our revenues may vary with the availability of and demand for DVD titles. This demand may increase or decrease as a result of a number of factors that cannot be predicted, such as consumer preferences and product announcements by competitors.

     Announcements of directly competing products will likely have a negative effect on our operating results. Based on our experience, we believe that a substantial portion of our shipments will occur in the third month of a quarter, with significant shipments completed in the latter part of the third month. This shipment pattern may cause our operating results to be difficult to predict. Currently, we place noncancellable orders to purchase semiconductor products from our foundries with a long lead time. Consequently, if, as a result of inaccurate forecasts or cancelled purchase orders, our anticipated sales and shipments in any quarter do not occur when expected, our inventory levels could be disproportionately high. This could require significant working capital and harm our operating results.

   We Rely Heavily on Third Party Manufacturers and Suppliers to Produce Our REALmagic Products, and This Reliance Subjects Us to Various Production Risks

     Our REALmagic products and components are presently manufactured by outside suppliers or foundries. We do not have long-term contracts with these suppliers. We conduct business with our suppliers on a written purchase order basis. Our reliance on independent suppliers subjects us to several risks. These risks include:

  o  the absence of adequate capacity;

  o the unavailability of, or interruptions in access to, certain process technologies; and

  o reduced control over delivery schedules, manufacturing yields and costs.

We obtain some of our components from a single source. Delays or interruptions have not occurred to date, but any delay or interruption in the supply of any of the components required for the production of our REALmagic multimedia card currently obtained from a single source could have a material adverse impact on our sales of REALmagic products, and on our business.

        We must provide our suppliers with sufficient lead time to meet our forecasted manufacturing objectives. Any failure to properly forecast these quantities could materially adversely affect our ability to produce REALmagic products in sufficient quantities. We cannot assure you that our forecasts regarding new product demand will be accurate, particularly because we sell our REALmagic products on a purchase order basis. Manufacturing REALmagic chipsets is a complex process, and we may experience short-term difficulties in obtaining timely deliveries. This could affect our ability to meet customer demand for our products. Any delay in delivering products in the future could materially and adversely affect our operating results. Also, should any of our major suppliers become unable or unwilling to continue to manufacture our key components in required volumes, we will have to identify and qualify acceptable additional suppliers. This qualification process could take up to three months or longer and additional sources of supply may not be in a position to satisfy our requirements on a timely basis.

     In the past, we have experienced production delays and other difficulties, and we could experience similar problems in the future. In addition, product defects may occur and they may escape identification at the factory. This could result in unanticipated costs, cancellations, deferrals of purchase orders, or costly recall of products from customer sites.

   Due to the Complexity of Our REALmagic Technology, We Depend on Our Key Personnel, and We May Not be Able to Retain Them

     Our future success depends in large part on the continued service of our key technical, marketing, sales and management personnel. Given the complexity of REALmagic technology, we are dependent on our ability to retain and motivate highly skilled engineers involved in the ongoing hardware and software development of REALmagic products. These engineers are required to refine the existing hardware system and application programming interface and to introduce enhancements in future applications. The multimedia personal computer industry is characterized by high employee mobility and aggressive recruiting of skilled personnel. Despite incentives we provide, our current employees may not continue to work for us, and if additional personnel were required for our operations, we may not able to obtain the services of additional personnel necessary for our growth. We do not have "keyperson" life insurance policies on any of our employees.

   We May Not Be Able to Adequately Protect and Defend Our Intellectual Property Rights which could Result in Losses or Loss of Competitve Position

        Our ability to compete may be affected by our ability to protect our proprietary information. We currently hold ten patents covering the technology underlying the REALmagic products. We have filed patent applications and are in the process of preparing others. We cannot assure that any additional patents for which we have applied will be issued or that any issued patents will provide meaningful protection of our product innovations. Like other emerging multimedia companies, we rely primarily on trade secrets and technological know-how in the conduct of our business. We also rely, in part, on copyright law to protect our proprietary rights with respect to our REALmagic technology. We use measures such as confidentiality agreements to protect our intellectual property. These methods of protecting our intellectual property may not be sufficient.

        The electronics industry is characterized by frequent litigation regarding patent and intellectual property rights. Any litigation relating to our intellectual property rights could result in significant expense to us and divert the efforts of our technical and management personnel. In the event of an adverse result in any intellectual property rights litigation, we could be required to expend significant resources to develop noninfringing technology or to obtain licenses to the technology that is the subject of the litigation. We may not be successful in developing noninfringing technology or in obtaining licenses on acceptable terms, if at all. In addition, patent disputes in the electronics industry have often been settled through cross-licensing arrangements. Because we do not yet have a large portfolio of issued patents, we may not be able to settle an alleged patent infringement claim through a cross-licensing arrangement.

   A Substantial Portion of Our Sales is Derived from Our International Operations and This Aspect of Our Business is Subject to Additional Risks Including Uncertainties in International Law and Currency Fluctuations

     During the fiscal years ended January 31, 1999, 1998 and 1997, sales to international customers accounted for approximately 72%, 64% and 72% of our net sales, respectively. We anticipate that sales to international customers, including sales of REALmagic products, will continue to account for a substantial percentage of our net sales. Also, some of the foundries that manufacture our products and components are located in Asia. Overseas sales and purchases to date have been denominated in U.S. dollars.

     Due to the concentration of international sales and the manufacturing capacity in Asia, we are subject to the risks of conducting business internationally. These risks include unexpected changes in regulatory requirements and fluctuations in the U.S. dollar that could increase the sales price in local currencies of our products in international markets, or make it difficult for the Company to obtain price reductions from its foundries. We do not currently engage in any hedging activities to reduce our exposure to exchange rate risks. If and when we engage in transactions in foreign currencies, our results of operations could be adversely affected by exchange rate fluctuations.

     We derive a substantial portion of our revenues from sales to the Asia Pacific region. This region of the world is subject to increased levels of economic instability, and this instability could seriously harm our results of operations.

The Price of Our Common Stock Price Can Be Volatile and May Reflect the Volatility of the Stock Market and/or the Electronics Industry

     The market of our common stock has been subject to significant volatility. This volatility is expected to continue. The following factors, among others, may have a significant impact on the market price of our common stock:

  o  our announcement of the introduction of new products;

  o our competitors' announcements of the introduction of new products; and

  o market conditions in the technology, entertainment and emerging growth company sectors.

     The stock market has experienced, and is currently experiencing, volatility that particularly affects the market prices of equity securities of many high technology and development stage companies, such as those in the electronics industry. This volatility is often unrelated or disproportionate to the operating performance of these companies. These fluctuations, as well as general economic and market conditions, could decrease the price of our common stock.

   A Purchaser of Our Shares of Common Stock May Be Subject to Dilution from the Conversion of Our Series C Preferred Stock

        Series C Preferred Stock. As of June 1, 1999, 1,400 shares of our series c convertible preferred stock were issued and outstanding. The shares of series c preferred stock are convertible at the option of the holders into that number of shares of our common stock as is determined by the following formula:

   Multiply the stated value of One Thousand Dollars ($1,000) of the series c preferred stock by the number of outstanding shares of series c preferred stock, and divide the product by the then current conversion price (described below).

   The conversion price is based on the average of the closing sale trading market price of our common stock over the five trading-day period ending one day prior to the date of conversion of the series c preferred stock; however, no share of series c preferred stock may be converted into shares of our common stock if the conversion price is less than $4.00. In addition, the maximum conversion price for our series c preferred stock is fixed at $7.00. By way of example, if the series c preferred stock was converted on June 1, 1999, the conversion price would have been $6.72.

        Based on this formula, if the remaining outstanding series c preferred stock had been converted on June 1, 1999, it would have been convertible into approximately 208,333 shares of our common stock. Purchasers of our common stock will experience dilution of their investment upon conversion of the series c preferred stock. Because the conversion price of the series c preferred stock is capped at $7.00, the minimum number of shares of common stock that the remaining outstanding shares of series c preferred stock may be converted into is 200,000 shares. And, because the series c preferred stock cannot be converted at a conversion price that is less than $4.00, the maximum number of common stock that the remaining outstanding shares of series c preferred stock may be converted into is 350,000 shares.

        In addition, the series c preferred stock receives payment of dividends upon its conversion into shares of our common stock. Dividends at the rate of eight percent (8%) of the stated value of One Thousand Dollars ($1,000) of the series c preferred stock accrue daily on the basis of a 360-day year beginning January 22, 1999. At our option, we can pay the dividend by issuing shares of our common stock or, if funds are legally available, by cash. In the event we pay the dividends in cash, purchasers of our common stock will suffer less dilution. Our election to pay cash, however, will divert our available cash from other potential uses. The shares of series c preferred stock are not registered and may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

        As of June 1, 1999, warrants to purchase 95,000 shares of common stock issued to the purchasers of the series c preferred stock and exercisable for a period of two years following January 22, 1999 at a price of $5.16, as may be adjusted from time to time under antidilution provisions, were outstanding.

   If Third Party Computer Programs or Our Products are not Year 2000 Compliant, Our Ability to Conduct Our Business Could Be Impaired

        We are aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000 problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize this information could generate erroneous data or cause a system to fail.

     We have tested our products and believe our products are year 2000 compliant. Our management has also conducted a review of our exposure to the year 2000 problem, including working with computer systems and software vendors. We currently believe that our internal systems are year 2000 compliant. We do not expect to further incur any significant operating expenses or invest in additional computer systems to resolve issues relating to the year 2000 problem, with respect to both our information technology and product and service functions.

     However, significant uncertainty remains concerning the effects of the year 2000 problem, including uncertainty regarding assurances made by vendors. In addition, we have not investigated year 2000 compliance of other entities that are not our vendors or that are vendors or purchasers of our product. For example, we do not have control over the compliance of our distributors, partners, banks, stock markets or systems in which our products are used.

     We cannot assume that third parties will be year 2000 compliant, and if they are not, we cannot assume that we will not be subject to actions, liabilities or damages associated with these failures.

                                SIGMA DESIGNS
Overview

     This registration statement on Form S-3 contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, as discussed in this registration statement under Risk Factors and elsewhere.

        We design, manufacture, using subcontractors, and market multimedia products for use with personal computers. The emergence of multimedia technology in the personal computer market has dramatically changed the way in which users interact with computers. Multimedia integrates different elements, such as sound and video, to enhance the computing experience and deliver a heightened sense of realism. Through our REALmagic product line incorporating moving picture experts group standard technology standard, Sigma Designs has become a leader in this emerging market.

        Prior to the introduction of moving picture experts group technology standard, video on personal computers suffered from serious drawbacks. Motion pictures appeared jerky, and video was confined to small window sizes. Moving picture experts group standard, commonly referred to as MPEG technology, a defined international standards organization for video compression, eliminated many of those problems and revolutionized multimedia on the personal computer platform. For the first time, moving picture experts group standard users could play back full-screen, full-motion video combined with stereo audio, even from a standard CD-ROM. A single CD-ROM using the moving picture experts group compression technique can store up to 74 minutes of full-motion video and audio.

        With moving picture experts group standard technology, producers can create, and users can enjoy, an interactive, television-like experience on a desktop personal computer. The result is a significant new visual impact that opens possibilities for a wide range of entertainment, education, training and business presentation applications. In April
1997, we announced our entry into the DVD market. A key element of the DVD specification is the use of moving picture experts group-2 for digital video compression, a technology in which Sigma has established expertise. Sigma's REALmagic EM8300, EM8220 and EM8800 personal computer-based DVD and super video compact disk solutions are extensions of our moving picture experts group standard expertise and provide a highly-integrated solution for the personal computer-DVD and personal computer-super video compact disk markets.

The REALmagic Motion Picture Experts Group Standard

     Since its first shipment in November 1993, REALmagic technology has received support from personal computer industry leaders, software developers, and original equipment manufacturers and retail customers.

Partnership with Personal Computer Industry Leaders

     Sigma has developed strategic partnerships to develop and market network streaming video products with companies such as:

  o  Hughes Network Systems,

  o  IBM,

  o  Microsoft Corporation,

     o  OptiVision, Inc.,

  o  Oracle Corporation,

  o  Silicon Graphics, Inc.,

     o  Starlight Networks, Inc. acquired by PictureTel Corporation,

  o  Sun Microsystems, and

  o  FVC.com.

Support from Software Developers

        Support for Sigma's REALmagic moving picture experts group standard has grown to over 1,200 software developers. To further expand the list of developers, Sigma has worked directly with Microsoft on Microsoft's new streaming standard for moving picture experts group-2 called DirectShow. Sigma Designs is the first and currently the only company shipping drivers with DirectShow support for streaming moving picture experts group-2 video, making it the first recommended decoder for use with Microsoft's NetShow Theater video server.

     Using the DirectShow standard, software developers can create streaming video applications with virtually any video server-without any C programming at all. This enables universities and corporations to get live video and video on demand applications online very rapidly, which shortens the sales process.

Support from Original Equipment Manufacturer Customers

     In the United States, Dell Computer Corporation, Compaq Computer Corporation, IBM, Hughes Network Systems and OptiVision have purchased REALmagic cards for installation inside their systems for streaming video. Additionally, several companies, including the following, market DVD kits that include REALmagic Hollywood Plus playback cards, and several vendors base their DVD systems on REALmagic DVD playback cards:

  o  Philips,

  o  Sony,

  o  Panasonic Canada,

     o  Creative Labs,

  o  Matsushita,

     o  Toshiba, and

     o  VideoLogic.

Acceptance by the Corporate Market

        REALmagic is the most well-known and most recognized brand name for moving picture experts group standard, commonly referred to as MPEG, video on personal computers. Sigma Designs has developed this brand name through marketing campaigns and by building a reputation for delivering and supporting inexpensive moving picutres experts group standard decoders with robust, powerful and flexible software drivers. This has made Sigma Designs' REALmagic the de facto standard for corporate market projects such as corporate-wide rollouts at Merrill Lynch, Smith Barney and Wal-Mart.

REALmagic Business Strategy

        Sigma's corporate objective is to continue to be a leading provider of moving picture experts group standard multimedia products that enable full-screen, full-motion, TV-like quality video on the standard desktop and the notebook personal computer. To accomplish this goal, we intend to promote widespread acceptance of REALmagic technology. The key parts of this strategy include:

     Win More Original Equipment Manufacturer Partnerships and Further Penetrate the Corporate Market

        To establish REALmagic for moving picture experts group-2 as a standard, we will continue to seek design wins with major personal computer manufacturers worldwide, in which the original equipment manufacturer will factory-install REALmagic boards or chipsets inside their multimedia personal computers. On the retail side, our systems integration sales team will continue to work with our network of national distributors and special value added resellers to distribute our high-end REALmagic playback card. In Europe and Asia Pacific, we intend to continue to expand our relationship with distributors as well as original equipment manufacturers and value added resellers. In addition, we will seek to sell chipsets to add-on card manufacturers that will, in turn, market to owners of Pentium personal computers.

     Introduce New Generations of REALmagic, Offer REALmagic Products at Competitive Prices and Continually Reduce Product Costs

     A significant aspect of our product strategy is to increase the sale of REALmagic chipsets while continuing to develop newer versions and generations of REALmagic products, including chipsets for both desktop and notebook personal computers. We seek to continue to offer consumers better-featured and lower-priced products over time.

REALmagic Products

   We currently offer a complete family of REALmagic products including:


     o REALmagic Hollywood Plus-In April 1997, we announced our entry into the DVD market. The REALmagic Hollywood Plus moving picture experts group-2 playback card turns a personal computer into a full-featured DVD player that exploits many of the digital video and digital surround sound capabilities of the DVD format and upcoming moving picture experts group-2 interactive titles. The REALmagic Hollywood Plus DVD/moving picture experts group-2 playback card displays flicker-free video at full-screen resolution, making video watching on a personal computer a new experience. Movies can be simultaneously displayed on the personal computer monitor and on a large-screen television.

     o REALmagic NetStream 2-In October 1997, we announced our entry into the moving picture experts group-2 networked video market. Products in the NetStream family include specialized hardware and software developed specifically for delivering video to corporate desktops and can be used for both video on demand and broadcast video playback. NetStream 2 is an moving picture experts group-2 playback card offering full plug and play installation and compatibility with a broad range of third-party applications, including video servers for video on demand, moving picutre experts group standard encoders for stored or real-time playback, satellite delivery systems, streaming video playback systems and scores of customizable interactive training titles.

     o REALmagic EM8300-In March 1998, we announced the introduction of the EM8300 REALmagic DVD/moving picture experts group-2/moving picture experts group-1 decoder integrated circuit. Integrating virtually all functions of a DVD decoder on one chip, the EM8300 is designed to provide a highly integrated, cost effective vehicle for high-quality DVD. The EM8300 feature set draws on Sigma's industry-leading experience in the DVD/moving picture experts group-2 market with earlier designs such as the REALmagic Ventura and REALmagic Hollywood decoder cards. The result is a blend of performance and affordability that can be key to gaining market share in the rapidly growing DVD market. REALmagic 8300 is available on Windows and on Macintosh platforms.

     o REALmagic EM8220 DVD/MPEG-2 VGA Add-On Card-In April 1999, we announced the introduction of a daughter card to add to Intel i752-based 2D/3D video graphics array graphics cards to quickly and effectively deliver high-performance, video-ready multimedia systems.

  o REALmagic DVD/MPEG-2 Notebook Module-Designed to connect directly to the video graphics array controller through the ZV-bus and to the system bus through the module's peripheral component interconnect interface, the notebook module gives notebook users all of the power and impact of DVD performance with their go-anywhere systems.

     o REALmagic EM8800-In October 1998, we announced the REALmagic EM8800 decoder integrated circuit, the first single-chip personal computer solution for China's new super video compact disk standard. Integrating virtually all super video compact disk decoding functions on one chip, the EM8800 can turn a personal computer into a full-featured home theater video player that fully exploits the improved video quality supported by the super video compact disk standard.

     o REALmagic STB 2000-In April 1999, we announced our next-generation set-top box reference design. This convergence appliance, which contains our EM8220 motion pictures expert group-2 decoder chip on the motherboard, provides DVD decoding and streaming video support for cable companies, telephone companies, Internet service providers, satellite providers, and systems integrators that deploy high bandwidth, digital video-ready Internet services.

Marketing and Sales

     Sigma Designs currently distributes its products through sales to national and regional distributors, value-added resellers and original equipment manufacturers in the U.S. and throughout the world. Our U.S. distributors include Ingram Micro, Inc. and Tech Data, and our original equipment manufacturers include:

  o  Sony,

  o  Philips,

  o  Panasonic Canada,

  o  IBM,

  o  Matsushita,

  o  Toshiba,

  o  Kapok Computers,

  o  Royal Computer,

  o  ASE Technologies,

  o  LungHwa Electronics Co., Ltd.,

  o  Formosa Industrial Computing,

  o  Labway Corporation and others.

     Our international distributors are strategically located in many countries around the world.

        We generally acquire and maintain products for distribution through corporate markets based on forecasts rather than firm purchase orders. Additionally, we generally acquire products for sale to our original equipment manufacturer customers only after receiving purchase orders from these customers, which purchase orders are typically cancelable without substantial penalty from the original equipment manufacturer customers.
We currently place noncancellable orders to purchase semiconductor products from our suppliers on a twelve- to sixteen-week lead time basis.
 Consequently, if, as a result of inaccurate forecasts or cancelled purchase orders, anticipated sales and shipments in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, requiring significant working capital and resulting in severe pressure on our financial condition. One customer accounted for 28% of our net sales in our fiscal year ended January 31, 1999.

     Sales to distributors are typically subject to contractual rights of inventory rotation and price protection. Regardless of particular contractual rights, the failure of one or more distributors or original equipment manufacturers to achieve sustained sell-through of REALmagic products could result in product returns or collection problems, contributing to significant fluctuations in our operating results.

Research and Development

        As of June 1, 1999, we had a staff of 37 research and development personnel. The research and development personnel conduct all of our product development. We are focusing our development efforts primarily on moving picture experts group standard multimedia products, including new and improved versions of REALmagic moving picture experts group standard chipsets and cost reduction processes.

        To achieve and maintain technological leadership, we must continue to make technological advancements in the areas of moving picture experts group standard video and audio compression and decompression. These advancements include maintaining compatibility with emerging standards and multiple platforms, making improvements to the REALmagic architecture, and developing enhancements to the REALmagic application programming interface.

        We cannot assure you that the we will be able to make any of these advancements in the REALmagic moving picture experts group standard technology or, if they are made, that we will be able to market the advancements to maintain profitability and technological leadership.

        During our fiscal years ended January 31, 1999, 1998 and 1997, our research and development expenses were $5,678,000, $4,948,000 and $4,688,000, respectively. We plan to continue to devote substantial resources to research and development of future generations of moving picture experts group standard and other multimedia products.

Competition

        The market for moving picture experts group standard multimedia products is highly competitive. Companies such as C-Cube Microsystems have a high profile in the industry. Although we do not believe that any products sold by a third party are in direct competition with the REALmagic decoding card in terms of price and performance, the possibility that other companies with more marketing and financial resources may develop a competitive product may inhibit the wide acceptance of REALmagic technology. We believe that many computer product manufacturers are developing moving picture experts group standard products that will compete directly with REALmagic products in the near future.

        We believe that the principal competitive factors in the market for moving picture experts group standard multimedia hardware products include time to market for new product introductions, product performance, compatibility with industry standards, price and marketing and distribution resources. We believe that we compete most favorably with respect to time to market, product performance and price of our REALmagic products. Moreover, we believe that the acceptance of the REALmagic application programming interface as an industry standard for software development could provide a significant competitive advantage for Sigma. However, we cannot assure you that the REALmagic application programming interface will be established as an industry standard or that Sigma's lead time in product introduction will be sustained.

Licenses, Patents and Trademarks

        We are seeking patent protection for some of our software and hardware features in current and future versions of REALmagic. We currently have fifteen pending patent applications for our REALmagic technology. Ten patents have been issued to us. We cannot assure you that more patents will be issued or that additional patents, even if issued, will provide adequate protection for our competitive position. We also attempt to protect our trade secrets and other proprietary information through agreements with customers, suppliers and employees and other security measures. Although we intend to protect our rights vigorously, we cannot assure you that these measures will be successful.

Manufacturing

     To reduce overhead expenses, along with capital and staffing requirements, we currently use third-party contract manufacturers to fulfill all of our manufacturing needs, including chipset manufacture and board-level assembly. All of the chips used by us to develop our decoding products are manufactured by outside suppliers and foundries. Each of these suppliers is a sole source of supply to us of the respective chips produced.

     Our reliance on independent suppliers involves several risks, including the absence of adequate capacity and reduced control over delivery schedules, manufacturing yields and costs. Any delay or interruption in the supply of any of the components required for the production of REALmagic products could seriously harm the sale of our products and ultimately have a negative impact on our operating results.

Backlog

     Since our customers typically expect quick deliveries, we seek to ship products within a few weeks of receipt of a purchase order. However, the customer may reschedule delivery of products or cancel the purchase order entirely without significant penalty. Historically, our backlog has not been reflective of future sales. We also expect that in the near term, our backlog will continue to be not indicative of future sales.

Employees

        As of June 1, 1999, we had 82 full-time employees, including 37 in research and development, 20 in marketing, sales and support, 10 in operations, and 15 in finance and administration.

     Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel, who are in great demand. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe that our employee relations are satisfactory.

                                USE OF PROCEEDS

     Sigma Designs will not receive any proceeds from the sale of shares pursuant to this prospectus by the selling shareholders.

                             SELLING SHAREHOLDERS

        The following table sets forth information with respect to beneficial ownership of our common stock as of June 1, 1999 by the selling shareholders as follows:

  o  The name and address of each selling shareholder;

     o The number of our outstanding shares of common stock beneficially owned by each selling shareholder, including shares obtainable under options exercisable within sixty (60) days of June 1, 1999, prior to the offering pursuant to this prospectus;

  o The number of shares of common stock being offered pursuant to this prospectus; and

  o The number and percentage of our outstanding shares of common stock to be beneficially owned by each selling shareholder after completion of the sale of common stock.

        Except as indicated in the footnotes to this table:

     o the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable, and

     o no selling shareholder has held any position or office or had a material relationship with Sigma Designs or any of our affiliates within the past three years.


                                               Number of Shares of Common Stock
                                      ----------------------------------------------
                                      Beneficially                Beneficially Owned
                                         Owned        Being         After Offering
                                        Prior to     Offered     -------------------
          Name and Address            Offering(1)    Hereby      Number     Percent
------------------------------------- ------------ -----------   --------- ---------
Preferred Hardware Distributors, Inc.         --      128,225 (1)     --        --
4775 River Green Parkway
Duluth, GA  30096
Attention:  Walter Huang, President

JFIC Inc. ............................        --      180,000 (2)     --        --
111 N. Hudson Avenue
Industry, CA  91744
Attention:  Howard Chan, President

Multiventure Technologies, Inc. ......        --      288,000 (3)     --        --
20370 Town Center Lane, Suite 150
Cupertino, CA  95014
Attention:  James Mah, CEO

Jason Chan(5) ........................     34,134      36,000 (4)  34,134        *
15961 Viewfield Road
Monte Sereno, CA  95030

 ________________

   *  Less than one percent (1%).

(1) Includes 103,225 shares of common stock issued on February 9, 1999 upon conversion of 500 shares of series c preferred stock, and 25,000 shares of common stock issuable upon exercise of a warrant.
(2) Includes the number of shares of common stock (i) issued upon conversion of shares of series c preferred stock, the conversion of which may not occur if, over the five-day trading period ending on the day prior to conversion, the average closing sale trading market price of our common stock is less than $4.00 per share; (ii) issuable upon exercise of a warrant to purchase 25,000 shares of common stock; and
     (iii) up to 30,000 shares of common stock issuable on the date of conversion of series c preferred stock in the form of a dividend payable in common stock at the rate of 8% of the original issue price of the series c preferred stock, which interest rate accrues daily on the basis of a 360-day year commencing with the original date of issuance; however, if funds are legally available, we have the option to pay the accrued dividends in cash rather than shares of common stock.
(3) Includes the number of shares of common stock (i) issued upon conversion of shares of series c preferred stock, the conversion of which may not occur if, over the five-day trading period ending on the day prior to conversion, the average closing sale trading market price of our common stock is less than $4.00 per share; (ii) issuable upon exercise of a warrant to purchase 40,000 shares of common stock; and
     (iii) up to 48,000 shares of common stock issuable on the date of conversion of series c preferred stock in the form of a dividend payable in common stock at the rate of 8% of the original issue price of the series c preferred stock, which interest rate accrues daily on the basis of a 360-day year commencing with the original date of issuance; however, if funds are legally available, we have the option to pay the accrued dividends in cash rather than shares of common stock.
(4) Includes the number of shares of common stock (i) issued upon conversion of shares of series c preferred stock, the conversion of which may not occur if, over the five-day trading period ending on the day prior to conversion, the average closing sale trading market price of our common stock is less than $4.00 per share; (ii) issuable upon exercise of a warrant to purchase 5,000 shares of common stock; and
     (iii) up to 6,000 shares of common stock issuable on the date of conversion of series c preferred stock in the form of a dividend payable in common stock at the rate of 8% of the original issue price of the series c preferred stock, which interest rate accrues daily on the basis of a 360-day year commencing with the original date of issuance; however, if funds are legally available we have the option to pay the accrued dividends in cash rather than shares of common stock.
(5) Jason Chan is an employee of Sigma Designs and currently holds the position of Director, Operations.


                               PLAN OF DISTRIBUTION

     The selling shareholders may, from time to time, sell all or a portion of the shares as follows:

  o on The Nasdaq Stock Market, in privately negotiated transactions or otherwise;

  o  at fixed prices that may be changed;

  o  at market prices prevailing at the time of sale;

  o  at prices related to the market prices; or

  o  at negotiated prices.

     The shares may be sold by the selling shareholders by one or more of the following methods, or others:

  o block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

     o on a stock exchange in accordance with the rules of the particular exchange;

  o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  o  privately negotiated transactions; and

  o  a combination of any of these methods of sale.

        In effecting sales, brokers and dealers engaged by any selling shareholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling shareholder, or, if any broker-dealer acts as agent for the purchaser of the shares, from the purchaser, in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved.
 Broker-dealers may agree with a selling shareholder to sell a specified number of the shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for the selling shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling shareholder. Broker-dealers who acquire shares as principal may subsequently resell the shares from time to time in the following transactions:

  o transactions, which may involve block transactions and sales to and through other broker-dealers, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale;

     o  in negotiated transactions; or

  o  at prices related to the then-current market price.

     In connection with these resales, the broker-dealer may pay to or receive from the purchasers of the shares commissions as described above. Each selling shareholder may also sell the shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

     Each selling shareholder and any broker-dealers or agents that participate with any of the selling shareholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with any sales. In the event of a sale, any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     From time to time a selling shareholder may pledge its shares pursuant to the margin provisions of its customer agreements with its brokers. Upon a default by a selling shareholder, the broker may offer and sell the pledged shares from time to time.

     We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters relating to validity of the shares of common stock offered pursuant to this prospectus will be passed upon for Sigma Designs by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                     EXPERTS

        The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from Sigma Designs' Annual Report on Form 10-K for the fiscal year ended January 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of the firm given upon their authority as experts in accounting and auditing.









 =====================================   =====================================


          TABLE OF CONTENTS

                                     Page
Where you can Find More Information
About Sigma Designs                    2
Risk Factors                           3
Sigma Designs                         11
Use of Proceeds                       18
Selling Shareholders                  19
Plan of Distribution                  21
Legal Matters                         23
Experts                               23

You should rely on the
information contained in this
prospectus.  We have not authorized
anyone to provide you with
information different from that
contained in this prospectus.  We
are offering to sell and seeking
offers to buy, shares of common
stock only in jurisdictions where
offers and sales are permitted.
The information contained in this
prospectus is accurate only as of
the date of this prospectus,
regardless of the time of delivery
of this prospectus or of any sale
of the common stock.

In this prospectus, the
"company," "Sigma," "we," "us," and
"our" refer to Sigma Designs, Inc.



                                632,225 Shares


                             SIGMA DESIGNS, INC.

                                  Common Stock


                                   PROSPECTUS



                                     June 18, 1999



 =====================================   =====================================






                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee and The Nasdaq Stock Market Listing Fee.

Securities and Exchange Commission Registration Fee..      $1,132
Nasdaq National Market Listing Fee...................      17,500
Legal Fees and Expenses..............................      60,000
Accounting Fees and Expenses.........................      10,000
Blue Sky Fees and Expenses...........................       2,500
Transfer Agent and Registrar Fees....................       5,000
Miscellaneous........................................       1,500
                                                         ---------
    Total............................................     $97,632
                                                         =========

Item 15.  Indemnification of Directors and Officers

        Section 317 of the California Corporations Code authorizes a court to award or a corporation's Board of Directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.
Article IV of the Registrant's Second Restated Articles of Incorporation and Article VI of the Registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the California Corporations Code. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.  Exhibits and Financial Statement Schedules

     (a)     EXHIBITS
       3.1*    Certificate of Determination of Preferences of Series C
            Preferred Stock.
    4.1*    Form of Subscription Agreement by and between the Company and the purchasers of the Series C Preferred Stock and warrants.
    4.2*    Form of Registration Rights Agreement by and between the
            Company and the purchasers of the Series C Preferred Stock and warrants.
    4.3*    Form of Stock Purchase Warrant.
    5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation.
   23.1     Independent Auditors' Consent.
   23.2     Consent of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation (included in Exhibit 5.1).
   24.1*    Power of Attorney.

 ________________
     * Incorporated by reference to registration statement on Form S-3 filed with the SEC on May 3, 1999 (Commission File No. 333-77595).

     Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

Item 17.  Undertakings

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any ability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on the 16th day of June 1999.

                                           SIGMA DESIGNS, INC.

                                           By: /s/ Thinh Q. Tran
                                            ----------------------------------
                                           Thinh Q. Tran
                                           Chairman of the Board,
                                           President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

       Signature                        Title                       Date
------------------------  ----------------------------------  -----------------
/s/ Thinh Q. Tran         Chairman of the Board, President    June 16, 1999
------------------------  and Chief Executive Officer
    Thinh Q. Tran         (Principal Executive Officer)


/s/ Kit Tsui*             Director of Finance, Chief          June 16, 1999
------------------------  Financial Officer, Secretary
    Kit Tsui              (Principal Financial and Accounting
                          Officer)


/s/ William J. Almon*     Director                            June 16, 1999
------------------------
    William J. Almon


/s/ William Wang*         Director                            June 16, 1999
------------------------
    William Wang


/s/ Thinh Q. Tran                                             June 16, 1999
------------------------
Attorney-in-fact*


                                  EXHIBIT INDEX
  EXHIBIT
  NUMBER
   3.1*    Certificate of Determination of Preferences of Series C Preferred
           Stock

   4.1* Form of Subscription Agreement by and between the Company and the purchasers of the Series C Preferred Stock and warrants.

   4.2* Form of Registration Rights Agreement by and between the Company and the purchasers of the Series C Preferred Stock and warrants.

   4.3*    Form of Stock Purchase Warrant.

   5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation.

  23.1     Independent Auditors' Consent.

     23.2 Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

     24.1*    Power of Attorney. (See page II-4).
 ________________
     * Incorporated by reference to registration statement on Form S-3 filed with the SEC on May 3, 1999 (Commission File No. 333-77595).